51 Madison Avenue

New York, New York 10010

August 24, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on July 26, 2022, regarding the Registrant’s filing on June 30, 2022, of Post-Effective Amendment No. 216 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 218 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ CBRE NextGen Real Estate ETF (formerly, IQ U.S. Real Estate Small Cap ETF) (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please update the EDGAR series to reflect the Fund’s new name.

Response:           The Registrant confirms the EDGAR series will be updated.

Comment 2: The Staff notes the cover page states, “This means that shares of the Fund are listed on a national securities exchange, such as the NYSE Arca, Inc….” Please delete “such as.”

Response:           The disclosure has been revised to identify that the Fund is listed on NYSE Arca.

Comment 3: Please disclose how long the Expense Waiver/Reimbursement Agreement is in effect. The Staff notes the agreement must remain in effect for at least one year.

Response:           As set forth in the final sentence of footnote (b) to the table entitled “Annual Fund Operating Expenses,” the Expense Limitation Agreement will remain in effect unless terminated by the Board of Trustees (“Board”). The agreement does not have a stated termination date and will remain in effect in perpetuity unless terminated by the Board. In the event that the Board does terminate the agreement in the future, the Registrant would supplement the prospectus to provide notice to shareholders regarding the termination of the agreement and any corresponding increase in fees or expenses.

Comment 4: Please disclose the ability, if any, of the Advisor to recoup waived fees and briefly describe terms of such agreement.

Response:           The Registrant confirms that the Expense Limitation Agreement does not provide for the Advisor to recoup fees waived or reimbursed.

Comment 5: Please describe the role of the “index construction consultant” with respect to construction and ongoing operation of the Underlying Index.

Response:           The index construction consultant developed certain intellectual property that IndexIQ LLC, the index provider, has incorporated into the methodology of the Underlying Index. The index construction consultant does not have any role in the day-to-day operation, construction or calculation of the Underling Index.

Comment 6: Please provide the Staff with the new Underlying Index methodology.

Response:           The Registrant confirms it has provided the Fund’s new Underlying Index methodology under separate cover.

Comment 7: Please disclose the number or range of components in the Underlying Index.

Response:           The following disclosure has been added as the penultimate sentence of the fourth paragraph of the section entitled “Principal Investment Strategies”:

      As of August 1, 2022, the Underlying Index was composed of ____ securities.

Comment 8: The Staff notes the following disclosure set forth below in the section entitled “Principal Investment Strategies” is not set forth in the Underlying Index white paper.

      The Underlying Index identifies issuers within a NextGen Trend based on third-party industry classifications.

Please revise the white paper and/or the disclosure to provide additional clarity regarding how the Underlying Index identifies NextGen real estate issuers.

Response:           The Underlying Index white paper has been revised to more clearly articulate that the Underlying Index uses certain non-affiliated third-party industry classifications when determining whether a security comprises one of the enumerated NextGen Trends. The disclosure originally set forth in the prospectus is accurate.

Comment 9: Please revise the 80% policy to include “NextGen” real estate issuers. Additionally, please define what “NextGen” real estate issuers means with respect to the 80% policy using criteria that show that issuers are economically tied to the real estate industry.

Response:           The Fund believes that Rule 35d-1 under the 1940 Act is not implicated by the inclusion of “NextGen” in the Fund’s name. Rule 35d-1(a)(2)(i) states the following:

For purposes of section 35(d) of the [1940 Act], a materially deceptive name of a Fund includes . . . [a] name suggesting that the Fund focuses its investments in a particular type of investment or investments, or in a particular industry or group of industries, unless: . . . the Fund has adopted a policy to invest . . . at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or group of industries, suggested by the Fund’s name.

The adopting release1 to Rule 35d-1 provides additional clarity as to the types of scenarios to which Rule 35d-1 would apply.

We are adopting, substantially as proposed, the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry (e.g., the ABC Utilities Fund or the XYZ Health Care Fund) invest at least 80% of its assets in the type of investment suggested by the name.

As the text indicates, Rule 35d-1 interprets “types of investments” to mean distinct asset classes, such as stocks and bonds. Similarly, it interprets “industry or group of industries” to be well-recognized, distinct segments of the broader investment universe, such as the utilities or health care sector. The Fund believes that neither category is implicated by the term “NextGen,” as NextGen is neither an asset class in which the Fund can invest nor is it an industry or distinct subset of an industry.

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509, 8513 (Feb. 1, 2001) [hereinafter “Adopting Release”].

Comment 10: Please consider whether an “Acquired Fund Fees and Expenses” line item should be included in the Fee Table since the Fund can invest in other funds.

Response:           The Registrant does not currently anticipate that Acquired Fund Fees and Expenses will exceed the threshold requiring disclosure as a separate line item in the “Annual Fund Operating Expenses” table.

Comment 11: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response:           The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 12: Please disclose the Fund’s concentration policy in the Item 4 section. Additionally, please consider revising the concentration policy to delete the reference to the Fund concentrating to the same extent the Underlying Index is so concentrated.

Response:           The following disclosure has been added as the final sentence of the penultimate paragraph of the section entitled “Principal Investment Strategies”:

      As a result, the Fund will concentrate in the securities of issuers in the real estate sector.

Comment 13: Please disclose in the “Principal Investment Strategies” section that the Fund is non-diversified.

Response:           The Fund is diversified.

Comment 14: Please supplementally confirm to the Staff that derivatives counted toward the 80% policy basket are valued based on market value.

Response:           The Registrant confirms that any derivatives counted toward the 80% policy basket are valued based on market value.

Comment 15: Please disclose in an appropriate location that the Fund considers holdings of underlying funds for purposes of the 80% policy.

Response:           The Fund does not currently anticipate that it will hold underlying funds that would be counted towards the Fund’s policy pursuant to Rule 35d-1 of the 1940 Act.

Comment 16: Please clarify what “Underinvestment Risk” is, as well as what is meant by “aggregate ownership thresholds” and “relevant limits.”

Response:            “Underinvestment Risk” relates to certain investment restrictions that may be imposed upon the Advisor due to it being a subsidiary of New York Life Insurance Company (“NYLIC”). There are certain remote circumstances that may occur that prevent the Fund’s Advisor from transacting in certain securities that derive from regulations that apply to NYLIC and its subsidiaries and affiliates.

Comment 17: The Staff notes the disclosure states that, “As a matter of fundamental policy, the Fund may not invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. government or any of its agencies or instrumentalities). Nonetheless, to the extent the Fund’s Underlying Index is concentrated in a particular industry or group of industries, the Fund’s investments will exceed this 25% limitation to the extent that it is necessary to gain exposure to Underlying Index Components (as defined below) to track its Underlying Index.” The Staff further notes that the Fund has a single concentration policy. Please reconcile the inconsistency with the Fund’s concentration policy.

Response:           The referenced disclosure has been deleted from the Statement of Additional Information.

Comment 18: The Staff notes the disclosure states that, “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor if…” Please revise this language state, “The Trust reserves the right to reject a creation order transmitted to it by the Distributor for any legally permissible reason if…” Additionally, please delete “(4) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;” and “(6) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners.”

Response:           The disclosure has been revised in accordance with the Staff’s comment.

Comment 19: Please clarify that the redemption transaction fee plus additional variable fee, together, do not exceed 2% of net asset value.

Response:           The first sentence of the fourth paragraph of the section entitled “Purchase and Redemption of Creation Units–Redemption Transaction Fee” has been revised as set forth below:

An additional variable fee, which together with the Redemption Transaction Fee, of up to 2.00% of the NAV per Creation Unit may be imposed for …

Comment 20: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response:           The Registrant has included the disclosure set forth below in the section of the Statement of Additional Information entitled “General Description of the Trust and the Funds.

The Trust’s Amended and Restated Declaration of Trust (the “Declaration”) provides that by becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration specifies the process for shareholders to being a derivative action. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand, including the requirement that 10% of the outstanding Shares of the Fund who are eligible to bring such derivative action under the Delaware Statutory Trust Act join in the demand for the Trustees to commence such derivative action. There may be questions regarding the enforceability of this provision based on certain interpretations of the Securities Act of 1933 Act, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act.

Additionally, the Declaration provides that the Court of Chancery of the State of Delaware, to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware shall be the exclusive forum in which certain types of litigation may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. There may be questions regarding the enforceability of this provision because the 1933 Act, the 1934 Act and the 1940 Act allow claims to be brought in state and federal courts. The Declaration provides that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP